EXHIBIT 99.2

CDT Environmental Technology Investment Holdings Limited

Announces Closing of Initial Public Offering

SHENZHEN, CHINA, April 22, 2024 – via GLOBE NEWSWIRE – CDT Environmental Technology Investment Holdings Limited (“CDT”), a waste treatment company that designs, develops, manufactures, sells, installs, operates and maintains sewage treatment systems and provides sewage treatment services in China, announces the closing of its underwritten initial public offering of 1,500,000 ordinary shares at a public offering price of $4.00 per share, before underwriting discounts and commissions, resulting in gross proceeds of $6,000,000, before underwriting discounts and commissions and offering expenses. The offering was conducted on a firm commitment basis. All of the ordinary shares were offered by CDT.

The ordinary shares were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “CDTG” on April 18, 2024.

WestPark Capital, Inc. (“WestPark Capital”) was the sole book-running manager for the offering. CDT has granted the underwriters a 45-day option to purchase up to an additional 225,000 ordinary shares at the initial public offering price, less underwriting discounts and commissions, to cover over-allotments, if any.

A registration statement on Form F-1 (File No. 333-252127), as amended, including a prospectus relating to the offering, was filed with the U.S. Securities and Exchange Commission (the “SEC”), and was declared effective by the SEC on March 29, 2024. The offering of the ordinary shares was made only by means of a prospectus. Copies of the final prospectus relating to the offering may be obtained on the SEC’s website at www.sec.gov and may also be obtained from WestPark Capital, Inc., 1900 Avenue of the Stars, Suite 300, Los Angeles, CA, 90067, or by email at jstern@wpcapital.com.

Before you invest, you should read the prospectus and other documents CDT has filed or will file with the SEC for more complete information about CDT and the offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About CDT Environmental Technology Investment Holdings Limited

CDT, headquartered in Shenzhen, China, is a waste treatment company that designs, develops, manufactures, sells, installs, operates and maintains sewage treatment systems and provides sewage treatment services in China. For more information, visit CDT’s website at https://www.cdthb.cn.

About WestPark Capital, Inc.

WestPark Capital is a full-service investment bank focused on emerging growth sectors such as healthcare, software, technology, biotechnology, financial services, manufacturing, consumer products, media and telecom industries, among other categories. WestPark Capital provides a comprehensive range of corporate finance services, including initial public offerings, follow-on offerings, ATMs, Registered Direct Offerings (RD), CMPOs, private placements, SIPOs and corporate finance advisory services. Additional information about WestPark Capital is available at www.wpcapital.com or by email at info@wpcapital.com.

CDT Contact

CDT Environmental Technology Investment Holdings Limited

Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors

liyunwu@cdthb.cn

86-0755-86667996